EXHIBIT 11

POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE YEARS ENDED DECEMBER 31

		2002	2001

A	Net income as reported, Canadian GAAP ($ millions)	$53.6	$121.2

B	Items adjusting net income ($ millions)	$7.0	$(26.6)

C	Net income, US GAAP ($ millions)	$60.6	$94.6

D	Weighted average number of shares outstanding	52,021,000	51,879,000

E	Net additional shares issuable for diluted earnings per share calculation	295,000	307,000

	CANADIAN GAAP

	Basic earnings per share (A/D)	$1.03	$2.34

	Diluted earnings per share (A/(D+E))	$1.03	$2.32

	UNITED STATES GAAP

	Basic earnings per share (C/D)	$1.16	$1.82

	Diluted earnings per share (C/(D+E))	$1.16	$1.81